UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Radient Pharmaceuticals Corporation

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
750341109

(CUSIP Number)
July 1, 2011

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a. ☐ Rule 13d-1(b)
b. ☑ Rule 13d-1(c)
c. ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	750341109

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,222,200

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		11,222,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,222,200 (see Item 4)[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 The beneficial ownership may be less than stated herein because the Issuer only has 25,631,137 shares of Common Stock remaining to issue under its Certificate of Incorporation and the Issuer may be unable to issue all of the shares of Common Stock issuable upon exercise or conversion of the securities reported herein until such time as it obtains stockholder approval to increase its authorized number of shares of Common Stock.

CUSIP No.	750341109

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,223,151

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,223,151

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,223,151 (see Item 4)[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC
2 The beneficial ownership may be less than stated herein because the Issuer only has 25,631,137 shares of Common Stock remaining to issue under its Certificate of Incorporation and the Issuer may be unable to issue all of the shares of Common Stock issuable upon exercise or conversion of the securities reported herein until such time as it obtains stockholder approval to increase its authorized number of shares of Common Stock.

CUSIP No.	750341109

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,223,151

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,223,151

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,223,151 (see Item 4)[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC
3 The beneficial ownership may be less than stated herein because the Issuer only has 25,631,137 shares of Common Stock remaining to issue under its Certificate of Incorporation and the Issuer may be unable to issue all of the shares of Common Stock issuable upon exercise or conversion of the securities reported herein until such time as it obtains stockholder approval to increase its authorized number of shares of Common Stock.

Item 1.
(a)	Name of Issuer
Radient Pharmaceuticals Corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices
2492 Walnut Avenue, Suite 100 Tustin, California 92780-7039
Item 2.
(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship
This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).

Downsview also serves as the investment manager to a managed account (the “Managed Account”). In such capacity, Downsview exercises voting and investment power over the shares of Common Stock held for the account of the Managed Account.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
(d)	Title of Class of Securities
Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).
(e)	CUSIP Number
750341109
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a)	and (b):
(i) As of the close of business on July 8, 2011, each of Downsview and Mr. Kopin may be deemed to have beneficial ownership of 13,223,151 shares of Common Stock, including (i) 5,395,744 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by Cranshire (the “Cranshire Preferred Shares”), (ii) 952,161 shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock held by the Managed Account (the “Managed Account Preferred Shares”), (iii) 3,985,750 shares of Common Stock issuable upon conversion of a convertible note held by Cranshire (the “Cranshire Note”), (iv) 703,368 shares of Common Stock issuable upon conversion of a convertible note held by the Managed Account (the “Managed Account Note”), (v) 96,756 shares of Common Stock issuable upon exercise of a warrant held by Cranshire (the “First Cranshire Warrant”), and (vi) 5,093 shares of Common Stock issuable upon exercise of a warrant held by the Managed Account (the

“First Managed Account Warrant”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.1% of the Common Stock, based on (1) 174,368,863 shares of Common Stock issued and outstanding on July 1, 2011 as reported in the Schedule 14A filed by the Issuer on July 6, 2011, plus (2) 5,395,744 shares of Common Stock issuable upon conversion of the Cranshire Preferred Shares, (3) 952,161 shares of Common Stock issuable upon conversion of the Managed Account Preferred Shares, (4) 3,985,750 shares of Common Stock issuable upon conversion of the Cranshire Note, (5) 703,368 shares of Common Stock issuable upon conversion of the Managed Account Note, (6) 96,756 shares of Common Stock issuable upon exercise of the First Cranshire Warrant and (7) 5,093 shares of Common Stock issuable upon exercise of the First Managed Account Warrant. The foregoing excludes (I) 10,246,904 shares of Common Stock issuable upon exercise of a second warrant held Cranshire (the “Second Cranshire Warrant”) because the Second Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Cranshire Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock and (II) 1,808,828 shares of Common Stock issuable upon exercise of a second warrant held by the Managed Account (the “Second Managed Account Warrant”) because the Second Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Managed Account Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock. Without such blocker provisions, each of Downsview and Mr. Kopin may be deemed to have beneficial ownership of 25,278,883 shares of Common Stock.

(ii) As of the close of business on July 8, 2011, Cranshire may be deemed to have beneficial ownership of 11,222,200 shares of Common Stock, including (i) 5,395,744 shares of Common Stock issuable upon conversion of the Cranshire Preferred Shares (ii) 3,985,750 shares of Common Stock issuable upon conversion of the Cranshire Note and (iii) 96,756 shares of Common Stock issuable upon exercise of the First Cranshire Warrant, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 6.1% of the Common Stock, based on (1) 174,368,863 shares of Common Stock issued and outstanding on July 1, 2011 as reported in the Schedule 14A filed by the Issuer on July 6, 2011, plus (2) 5,395,744 shares of Common Stock issuable upon conversion of the Cranshire Preferred Shares, (3) 3,985,750 shares of Common Stock issuable upon conversion of the Cranshire Note and (4) 96,756 shares of Common Stock issuable upon exercise of the First Cranshire Warrant. The foregoing excludes 10,246,904 shares of Common Stock issuable upon exercise the Second Cranshire Warrant because the Second Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Cranshire Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the Common Stock. Without such blocker provision, Cranshire may be deemed to have beneficial ownership of 21,469,104 shares of Common Stock.
(c)	(i) Number of shares as to which each of Downsview and Mr. Kopin has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 13,223,151.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 13,223,151.
(ii) Number of shares as to which Cranshire has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 11,222,200.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 11,222,200.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 11, 2011

CRANSHIRE CAPITAL, L.P.

By: Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin

Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: July 11, 2011

CRANSHIRE CAPITAL, L.P.

By: Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin

Mitchell P. Kopin